700 13th Street, NW Suite 600 Washington, DC 20005-3960	+1.202.654.6200 +1.202.654.6211 perkinscoie.com

June 8, 2015	Jesse P. Kanach
jkanach@perkinscoie.com
Via EDGAR	D. (202) 654-6340
Securities and Exchange Commission	F. (202) 654-9998
100 F Street, NE
Washington, DC 20549

Fintan Alternative Fixed Income Advisory Fund, LLC (File No. 811-23046) (the “Advisory Fund”); Fintan Alternative Fixed Income Institutional Fund, LLC (the “Institutional Fund”) (File No. 811-23047); Fintan Alternative Fixed Income Master Fund, LLC (File No. 811-23048) (the “Master Fund”) (each a “Fund” and, collectively, the “Funds”)

Ladies and Gentlemen:

On behalf of the Funds, we are transmitting for filing under the Investment Company Act of 1940 (“Investment Company Act”) Amendment No. 1 to each Fund’s registration statement on Form N-2 under the Investment Company Act and related exhibits.  The Funds are not filing under the Securities Act of 1933 (“Securities Act”) to register any securities under the Securities Act.

This letter also provides the Funds’ response to the comments on each Fund’s registration statement on Form N-2 under the Investment Company Act that was filed on April 14, 2015, which were provided to Jesse P. Kanach of Perkins Coie LLP, counsel to the Funds, by letter dated May 13, 2015.  The comments, together with the Funds’ responses, are set out below:

Front Cover

1.	To the extent applicable, disclose in bold and in bullet format on the front cover of the prospectus the following risks of investing in the Fund.

•
The Fund’s shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response:  The requested change has been made.

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Offering Summary (p. 1)

2.	On p. 1, “Portfolio Hedge Funds” are defined as “investment funds that are not registered under the Investment Company Act.” Consider whether a more specific definition would be appropriate. Also disclose prominently on p. 1 that the Fund will use a “fund of hedge funds” structure.

Response:  In response to the comment, the definition has been clarified and the requested change has been made.  The relevant text now says:  “The Fund is a fund of hedge funds, which means that it invests principally in investment funds that are not registered under the Investment Company Act and which the Investment Manager in its judgment views to represent alternative investments (“Portfolio Hedge Funds”).”

3.	The first paragraph on p. 2 refers to “investment opportunities from environments of fear and complexity” and “high-barrier-to-entry strategies.” Consider providing an example of an investment opportunity from an “environment of fear and complexity” and an example of a “high-barrier-to-entry strategy.”

Response:  In response to the comment, the requested examples have been added, as follows: “An example of such a strategy would be a mix of fixed income strategies that might not be readily understandable to retail investors and complex instruments that are not readily available to retail investors due to requiring, for example, financial training or access to capital.”

4.	The second paragraph on p. 2 states that the Fund will invest “primarily in Portfolio Hedge Funds that focus…their investment programs in fixed income investments.” However, the Fund states on p. 15 that it will invest at least 80% of its net assets in “Alternative Fixed Income Investments and Related Investments,” the definition of which, as discussed in comment 13, appears to include non-fixed income investments. Given this definition, explain how the sentence cited above from p. 2 is not misleading.

Response:  The Fund has clarified its disclosure and confirms that it counts towards its 80% policy only those Portfolio Hedge  Funds that focus their investment programs in fixed income investments and those Related Investments that are fixed income assets.  Please see the response to comment 13 for a description of the disclosure clarifications and further explanation.

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

5.	In the “Certain Risk Factors and Conflicts of Interest” section, disclose as a new bullet the liquidity risk faced by both the Fund and the Portfolio Hedge Funds.

Response:  The requested change has been made.

6.	In the “Certain Risk Factors and Conflicts of Interest” section, consider changing the caption “Other Investment Related Risks” to “Fund of Hedge Funds Risks.”

Response:  The requested change has been made.

7.	Define “LLC Agreement” when it is first used in the third bullet on p. 4.

Response:  The requested change has been made.

8.	Define “Managed Asset Value” when it is first used in the last paragraph on p. 5.

Response:  The requested change has been made.

9.	Define “Managed Assets” when it is first used in the second paragraph on p. 6.

Response:  The requested change has been made.  The definition now appears alongside the definition noted in comment 8.

10.	The Advisory Fund, on p. 6 of its registration statement, discloses that “Fintan Partners, LLC provides services under an Investor and Administrative Services Agreement.” Summarize the nature of the services provided under this agreement in the Advisory Fund’s registration statement. Given that the eligibility requirements for the Institutional Fund and the Advisory Fund are identical, explain in correspondence why an investor would choose to invest in the Advisory Fund, which charges this additional fee, over the Institutional Fund.

Response:  As an update to the disclosure that the Fund indicated would be provided by amendment, and in response to the comment, the Advisory Fund’s prospectus summarizes the nature of the services provided under this agreement, to include “among other things:

•	Coordinate Fund communications with various financial intermediaries acting on behalf of their customers, who are the Fund’s investors or prospective investors;

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

•	Address prospective investor or intermediary questions on how to complete subscription documentation

•	Provide support in determinations of whether prospective investors meet investor eligibility standards and address questions on changes of investor eligibility status

•
Handle investor or intermediary communications relating to the Fund’s repurchase processes, investor requests to transfer limited liability company interests in the Fund, investors’ changes of intermediaries or custodians, complaints, questions about distributions and the Fund’s automatic dividend reinvestment plan, Fund valuations, other questions about Fund mechanics, tax forms, IRS or foreign withholding questions, investor address changes, and investor deaths, bankruptcies, or other events that may affect the legal status of the shareholder, and assist on lost shareholder searches

•
Maintain investor information, including on basic demographics and investor profiles, for the purpose of providing information to shareholders’ intermediaries, the Fund, and the Fund’s investment manager as necessary for them to provide effective customer service or meet regulatory obligations, maintain records of intermediary and investor communications, verify record ownership dates in connection with any proxy statement of the Fund

•	Intake investor and prospective investor inquires, research and respond to inquiries, exchange related correspondence, confirm investor positions, assist intermediaries with investor scripts”

The prospectus now discloses that the agreement and fee are “in recognition of, among other things, the nature of the Fund’s anticipated investor base, and the expected higher level of handholding and investor services required to be provided by the Investor Services Provider or its delegates for the investors and their financial intermediaries relative to the services that would be required of a more institutional investor base.” The Advisory Fund further discloses that: “Not all Feeder Funds charge an Investor and Administrative Services Fee, and may be available to investors that do not require such services.” As supplemental explanation in response to this comment, as with all registered investment companies, each of the Funds is entitled to accept or decline particular investors; it is anticipated that an investor who is identified as requiring the greater degree of handholding noted above, such as could be the case in helping investors understand whether they are eligible to invest in the Fund or whether an investment is appropriate for them, the Fund’s investment program, the Fund’s repurchase process and potential for extended periods of illiquidity, and the other terms of the Fund, and could be the case if sub-investor and administrative services providers are required to be engaged and compensated in order for such services to reach the investor, such an investor may not be allowed to invest in the Institutional Fund, but rather would be offered the opportunity to invest in the Advisory Fund if the investor determines in its interest to benefit from the added support intended to be available in connection with an investment in the Advisory Fund.

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Fee Table and Example (p. 12)

11.	The Fee Table discloses an investment management fee of 0.75%. On p. 5 under “Investment Manager and Investment Management Fee,” the disclosure states that “the Investment Manager will not charge the Fund a management fee with respect to any period during which the only investment security held by the Fund is that of the Master Fund.” Clarify in a footnote to the fee table that the Master Fund pays an investment management fee of 0.75% and explain how the fee will be passed on to the Feeder Funds. Also clarify how the management fee will be charged during periods when the Fund holds securities other than, or in addition to, the Master Fund.

Response:  In response to the comment, the requested clarifications have been made, as follows:  “The Fund is subject to the Investment Management Fee, directly or indirectly.  That is, for so longer as the Fund invests substantially all of its assets in the Master Fund, the Investment Management Fee will be paid at the level of the Master Fund (thus paid indirectly by the Fund) rather than at the level of the Fund (in which case it would be paid directly by the Fund).  If the Fund ceases to invest through the Master Fund, the Investment Management Fee would be paid directly by the Fund.  The Fund does not anticipate a scenario in which it invests part of its assets in the Master Fund and part of its assets directly in assets other than, or in addition to, the Master Fund.”

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Description of the Fund (p. 14)

12.	In the third paragraph under “Formation of the Fund, and Master-Feeder Structure,” the third sentence states that “[t]he Fund has no operating or trading history.” As this paragraph discusses the Master Fund, consider whether this should be a reference to the Master Fund, rather than the Fund.

Response:  The requested change has been made.

Investment Objective and Policies (p. 14)

13.	The second paragraph on p. 15 discloses the Fund’s policy to invest “at least 80% of its net assets, plus any borrowings for investment purposes, in Alternative Fixed Income Investments and Related Investments.” The Fund’s definition of “Alternative Fixed Income Investments”—especially when read in conjunction with the description on p.21 of the Credit, Fixed Income Relative Value, Long/Short Credit, Emerging Markets Relative Value and Event Driven Credit categories—appears to give the Fund the ability to count non-fixed income investments towards its 80% policy. Specifically, it is not clear to us that the investment categories described on p. 21 constitute fixed income investments. Explain how this is consistent with Rule 35d-1 of the Investment Company Act. Also confirm whether the Fund will, to the extent possible, look through to Portfolio Hedge Funds’ investments for the purposes of complying with the Fund’s 80% policy.

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Response:  Each of the Fund’s investment categories noted in this comment is intended to refer to fixed income investments.  In response to the comment, which suggests that these investment categories could be understood to mean investments other than fixed income investments, the discussions of the fixed income focus of these investment categories have been expanded.  To add further clarification, the “Emerging Markets Relative Value” category has been renamed “Emerging Markets Relative Value Fixed Income.”  In order to clarify the meaning of “credit” investments, which the Fund views as consistent with a fixed income focus, the meaning of “credit” has been provided at the beginning of the discussion of the investment categories as follows: “‘Credit’ instruments primarily refers to bonds, including corporate bonds, mortgage bonds, and sovereign bonds.”  The Fund discloses that it counts towards its 80% policy only those Portfolio Hedge  Funds that focus their investment programs in fixed income investments and those Related Investments that are fixed income assets.  The Fund views its definition as consistent with the SEC staff’s guidance in its online resource titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm), including the staff’s comment in another context that, “[a]s a general matter, an investment company may use any reasonable definition” that is not “inconsistent with common usage.”  The Fund will not look through to Portfolio Hedge Funds’ investments for purposes of applying the 80% standard to those underlying investments, but confirms that it will look through to each Portfolio Hedge Fund’s investment program for purposes determining that the Portfolio Hedge Fund is focused on fixed income investments.  In addition, in response to the comment, the Fund discloses the following:

Although the Fund does not intend to look through to Portfolio Hedge Funds’ investments when calculating its compliance with the Fund’s 80% policy described above (due principally to the fact that “alternative fixed income” investments sometimes provide exposure similar to fixed income investments while taking alternative routes to achieve such exposure, such as through derivatives or other instruments, and also due to the fact that the Fund will not always have real-time transparency into the underlying portfolios of the Portfolio Hedge Funds), the Fund will consider a Portfolio Hedge Fund not to be an Alternative Fixed Income Investment if, under normal market conditions, the Portfolio Hedge Fund does not focus its investment program in fixed income investments; the Fund expects that this approach will result in 80% exposure to alternative fixed income investments even upon looking through Portfolio Hedge Funds, and will periodically monitor its investments to determine whether it is apparent that its overall approach to this 80% threshold needs to be revisited, particularly if certain Portfolio Hedge Funds focus on investments other than fixed income investments.

Based on the foregoing, and given the disclosure clarifications that have been made in response to the comment, the Fund views its 80% policy as currently described as consistent with Rule 35d-1 under the Investment Company Act.

14.	On p. 15, “Related Investments” is defined as “other assets that the Fund considers to provide long, short or uncorrelated exposure to the fixed income markets, rather than providing exposure to the equity markets or other non-fixed income asset classes.” Clarify what is meant by “other assets.” If the reference to “other assets” refers to derivative instruments, provide specific descriptions of the types of derivative instruments the Fund intends to use. See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Response:  The Fund anticipates no material exposure to any such derivative instruments.  It discloses: “The Fund does not expect Related Investments to include material amounts of investments in derivative instruments….”

15.	The top of p. 16 states that two of the Investment Manager’s four key areas of research are “[a]reas of financial crisis” and “[t]he impact of government regulation and other forms of rigid frameworks.” Provide an example of an “area of financial crisis,” and explain what is meant by “other forms of rigid frameworks.”

Response:  In response to the comment, the requested examples have been added, as follows: “An example of an area of financial crisis is illiquidity in the banking system.  When banks have limited liquidity and also experience additional constraints such as increased reserve requirements, they may need to sell assets.  Other structural constraints, such as other forms of rigid frameworks, include reliance of institutional investment policies and guidelines on bond ratings agency ratings.  For example, many institutions may need to sell bonds when they are downgraded from investment grade to non-investment grade.  This type of rigid investment policy framework may also create selling.”

16.	The discussion of the Investment Manager’s ODD process on p. 19 refers to evaluating a “full monthly disclosure of the entire portfolio, quarterly disclosures of key aspects of the portfolio…” Clarify whether the Fund has a policy to invest only in Portfolio Hedge Funds that have agreed to provide full monthly disclosures to the Investment Manager. If the Fund does not have such a policy, disclose how the Investment Manager will evaluate Portfolio Hedge Funds that do not provide such disclosures.

Response:  In response to the comment, the disclosure has been revised to refer to “full monthly disclosure of the entire portfolio or substituted periodic data that the Investment Manager views as providing appropriate transparency into the nature of the holdings.”  The Investment Manager employs, and the Fund discloses, various ODD processes, but, in response to the question in the comment, the Fund does not have a policy to invest only in Portfolio Hedge Funds that provide specific disclosures.  That section of the prospectus discloses that “each ODD is tailored specifically to” each particular Portfolio Hedge Fund.  The intent is to make clear that, as is disclosed in bold print, “not every factor is considered or weighted equally.”  Consistent with that disclosure, the Fund discloses that the ODD process “focuses on most or all” of the aspects outlined, and “generally evaluates” factors such as verifying assets, which “typically” involves evaluating full monthly disclosure of the entire portfolio.  The section describes numerous other factors that are relevant to Portfolio Hedge Funds, and which may be weighted differently depending on whether any other factors are not considered.  For that reason, the Fund has not disclosed its specific response if a Portfolio Hedge Fund does not provide any particular element of the ODD, such as if a Portfolio Hedge Fund does not provide the disclosures described in the comment.  Instead, as the Fund discloses, the Investment Manager will only consider an investment once it “has a thorough understanding of the operational management and risks applicable to a prospective Portfolio Hedge Fund,” which it may attain by various means including in the several pages of disclosure about the ODD processes that may be used.

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

17.	Under “Types of Alternative Fixed Income Investments” on p. 21, the “Credit” category describes “typically cash flowing securities with idiosyncratic upside optionality.” Rephrase this description in plain English.

Response:  In response to the comment, the phrasing has not been removed, given that the Fund views the terminology to be in use among some sophisticated investors in the alternative fixed income space, but the description is clarified as follows:  “These instruments are typically cash flowing securities with idiosyncratic upside optionality, also called by the Investment Manager investments with positively asymmetric return profiles -- that is, fixed income instruments that provide current cash flow and that may be viewed to have more potential gains, or upside, than potential losses, or downside.”

18.	Under “Types of Alternative Fixed Income Investments,” the “Long/Short Credit” category refers to “credit instruments.” Provide examples of what the Fund considers to be “credit instruments.”

Response:  In response to the comment, the prospectus discloses: “‘Credit’ instruments primarily refers to bonds, including corporate bonds, mortgage bonds, and sovereign bonds.’”

19.	Under “Types of Alternative Fixed Income Investments,” the “Emerging Markets Relative Value” category refers to “going long one security and short a similar, correlated security.” State what type of security—i.e., equity, fixed income, etc.—will be bought or sold. Also state how this category relates to emerging markets.

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Response:  In response to the comment, and to clarify that the securities are fixed income securities, the disclosure in question now refers to “going long one fixed income security and short a similar, correlated fixed income security.”  The investment category has been renamed as “Emerging Markets Relative Value Fixed Income.”  In response to the comment, the paragraph in question clarifies that the trades involve “instruments that provide exposure to fixed income instrument issuers in emerging markets,” and clarifies that emerging markets “are generally considered those markets that are not as fully developed as the markets in the United States or parts of Europe.”

20.	The section “Geographic Factors” on p. 22 states that “the majority of the Fund is expected to be invested in Portfolio Hedge Funds that invest primarily in North America.” Explain what is meant by “primarily,” especially given that one of the Fund’s five categories of Alternative Fixed Income Investments includes “Emerging Markets Relative Value.”

Response:  In response to the first part of the comment, the prospectus now discloses that, for this purpose, “‘primarily’ means a majority of a Portfolio Hedge Fund’s assets; the Fund intends to have the majority of investments in developed markets strategies.”  In response to the second part of the comment, the prospectus now discloses in the subsequent sentence that:  “Investments in emerging markets strategies … are not expected to be a majority of the Fund’s exposure.”

21.	Define “Partnership Percentages” when it is first used in the first paragraph on p. 23.

Response:  Partnership percentages will not apply to the Fund, and references to “Partnership Percentages” have been removed.

Certain Risk Factors (p. 24)

22.	The risk factor “Highly Volatile Markets” on p. 25 refers to “commodities contracts and all derivative instruments,” however such instruments are not mentioned in the Investment Objective and Policies section. Similarly, the Fund discloses the risks associated with investments in forward contracts, derivatives, options and futures, and swap agreements. If the Fund intends to invest in Portfolio Hedge Funds which invest in such instruments, include appropriate disclosure in the Investment Objective and Policies section.

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Response:  In response to the comment, disclosure in the Investment Objective and Policies section discloses that:  “Portfolio Hedge Funds may provide exposure to various alternative fixed income strategies through such instruments as forward contracts, derivatives, options and futures, and swap agreements, rather than investing directly in fixed income instruments” and that, in seeking “exposure similar to fixed income investments [the Fund may do so] while taking alternative routes to achieve such exposure, such as through derivatives or other instruments.”

23.	On p. 32, the last sentence under “Illiquid Investments” states that “[t]he Fund expects, however, that the portion of the Fund’s interests in such side-pocket portfolios will not be significant.” Disclose whether the Fund has a policy to limit its investments in Portfolio Hedge Funds that have the ability to create side-pockets. If the Fund does not have such a policy, explain the basis for the Fund’s expectation that the portion of its interests in side-pockets will not be significant, include investments in side-pockets as a principal risk, and discuss in detail what those risks are.

Response:  In response to the comment, the Fund discloses that: “As the Fund does not have a policy not to invest in Portfolio Hedge Funds that have the ability to create side pockets, the Fund is subject to the risk that such Portfolio Hedge Funds may place all or a portion of the Fund’s investment in a side pocket the liquidity of which may be significantly delayed and difficult to foresee, which can result in the inability of Members to have their Shares repurchased by the Fund in the ordinary course.”  That paragraph cross references the risk factor of Limited Liquidity, which, in response to the comment, includes the following disclosure: “In particular, the Fund may invest its assets in Portfolio Hedge Funds that permit the managers of such Portfolio Hedge Funds to designate certain portfolios as “special situation” (sometimes called “side-pocket”) portfolios with additional redemption limitations.  Investors in these Portfolio Hedge Funds (including the Fund) therefore could be required to hold their interests relating to such designated portfolios for an extended period of time, even after having redeemed all other interests in the particular Portfolio Hedge Fund.  The Fund expects, however, that the portion of the Fund’s  interests in such side-pocket portfolios will not be significant, given the Investment Manager’s due diligence process and assessment of whether a Portfolio Hedge Fund has the authority to form side pockets, whether it has instituted a side pocket in the past, how it responded to market crises or times of turmoil or illiquidity.”

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

24.	On p. 34, under “Fund Structure,” the Fund discloses risks associated with investing in Portfolio Hedge Funds. Revise this heading to more clearly signal that the fund’s structure is a fund of hedge funds. For example, an appropriate heading might be “Fund of Hedge Funds Risks.”

Response:  The requested change has been made.

25.	On p. 37, the first sentence refers to “investments held in managed accounts (if any).” Disclose whether the Fund intends to invest in managed accounts.

Response:  As the Fund currently expects to invest in no managed accounts, that reference has been replaced by “other assets (if any).”

26.	The second sentence on p. 37 states that “fair value as of each month-end ordinarily will be the value determined as of such month-end for each Portfolio Hedge Fund in accordance with the Portfolio Hedge Fund’s valuation policies.” Clarify whether the Fund has a policy to invest only in Portfolio Hedge Funds that have monthly valuation policies. If the Fund does not have such a policy, disclose how the Fund will value such investments.

Response:  In response to the comment, the Fund discloses that: “In the unlikely event that a Portfolio Hedge Fund does not report month-end value to the Fund on a timely basis, the Fund would determine the fair value of such Portfolio Hedge Fund based on the most recent value reported by the Portfolio Hedge Fund, as well as any other relevant information available at the time the Fund values its portfolio, such as information that the Fund believes is relevant as to the Portfolio Hedge Fund’s portfolio of asset and any significant market events.”

27.	The last sentence of the first paragraph on p. 38 states that “[t]he Investment Manager, rather than the Board, typically makes the decision on behalf of the Fund to make such investments.” Disclose whether the Board has adopted any formal procedures to ensure that the Fund’s shareholders remain protected when the Investment Manager determines that the Fund should invest in non-voting securities or contractually waive the Fund’s voting rights.

Response: In response to the comment, the Fund discloses that: “The Board will periodically review such decisions to determine whether the Fund remains appropriately protected despite such waiver, such as may be the case when a Portfolio Hedge Fund has no history of investor votes.”

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

28.	Define “Valuation Date” when it is first used on p. 41, or provide a cross-reference to the location in the registration statement where Valuation Dates are explained.

Response:  The requested change has been made.

Management of the Fund (p. 45)

29.	Under “Capped Expenses” on p. 51, the last sentence of the first paragraph refers to “other funds in which the Fund invests.” Disclose whether the Fund intends to invest in funds other than Portfolio Hedge Funds.

Response:  Under Investment Objective and Policies, the Fund discloses that: “Upon the Fund’s launch or in other periods in which the Fund has few assets, believes it may need greater liquidity, identifies few suitable investment opportunities in Portfolio Hedge Funds or otherwise believe it to be in the best interests of the Fund, the Fund may temporarily hold cash, shares of money market funds, other cash equivalents, other temporary investments, and shares of exchange-traded funds or mutual funds that have a fixed income or alternative fixed income focus.”

30.	Under “Capped Expenses” on p. 51, the last sentence of the second paragraph states that “[t]he Fund has agreed to repay these amounts…but only if and to the extent that Capped Expenses of the Fund…are less than 0.50% (annualized) within the three year period after the Investment Manager bears the expense.” Clarify that the Fund can only repay the Investment Manager if Capped Expenses remain less than 0.50% annualized and if the repayment takes place within the three year period after the Investment Manager bore the expense. Disclose the Fund’s agreement to repay the Investment Manager in the Offering Summary and in the appropriate footnote to the Fee Table and Example.

Response:  The requested changes have been made.

31.	On p. 52 under Control Persons, briefly explain the effect of control on the voting rights of other shareholders as required by Item 19.1 of Form N-2.

Response:  The Fund expects that there will be no affiliated control persons.  Accordingly, the disclosure has been revised as follows: “After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant by virtue of its ownership of Shares.”

Perkins Coie LLP

June 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Repurchases of Interests (p. 56)

32.	The last sentence on p. 57 discloses that “[t]he Board may in its discretion instead impose such gate at the Fund or Master Fund level, rather than Member level.” Explain what effect a gate at the Fund or Master Fund level would have on Members.

Response:  In response to the comment, the disclosure in question has been changed to read as follows:  “The Board may in its discretion instead impose such gate at the Fund or Master Fund level, rather than at the Member level, in which case a Member could be able to have a larger proportion of its Shares repurchased than in the event of a Member-level gate; on the other hand, a Member would have less certainty about the amount of its repurchase request that would be honored, and the Fund could also be subject to the risk that artificially large repurchase requests could be made by Members that seek to receive a higher proportion of the amount they wish to have repurchased.”

If you have any questions, please contact me at (202) 654-6340.

Very truly yours,

/s/ Jesse P. Kanach
Jesse P. Kanach

Perkins Coie LLP